UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report (Date of earliest event reported): July 21, 2021

Otis Gallery LLC
(Exact name of issuer as specified in its charter)

Delaware	37-1921598
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

335 Madison Ave, 16th Floor, New York, NY 10017
(Full mailing address of principal executive offices)

201-479-4408
(Issuer’s telephone number, including area code)

Series #KW, Series Drop 002, Series Drop 003, Series Drop 004, Series Drop 005, Series Drop 008, Series Drop 009, Series Drop 010, Series Gallery Drop 011, Series Gallery Drop 012, Series Gallery Drop 013, Series Gallery Drop 014, Series Gallery Drop 015, Series Gallery Drop 016, Series Gallery Drop 017, Series Gallery Drop 018, Series Gallery Drop 019, Series Gallery Drop 021, Series Gallery Drop 022, Series Gallery Drop 023, Series Gallery Drop 024, Series Gallery Drop 026, Series Gallery Drop 027, Series Gallery Drop 028, Series Gallery Drop 029, Series Gallery Drop 030, Series Gallery Drop 031, Series Gallery Drop 032, Series Gallery Drop 033, Series Gallery Drop 034, Series Gallery Drop 035, Series Gallery Drop 036, Series Gallery Drop 037, Series Gallery Drop 038, Series Gallery Drop 039, Series Gallery Drop 040, Series Gallery Drop 041, Series Gallery Drop 042, Series Gallery Drop 043, Series Gallery Drop 044, Series Gallery Drop 045, Series Gallery Drop 046, Series Gallery Drop 047, Series Gallery Drop 048, Series Gallery Drop 049, Series Gallery Drop 050, Series Gallery Drop 051, Series Gallery Drop 052, Series Gallery Drop 053, Series Gallery Drop 054, Series Gallery Drop 055, Series Gallery Drop 056, Series Gallery Drop 057, Series Gallery Drop 058, Series Gallery Drop 059, Series Gallery Drop 060, Series Gallery Drop 061, Series Gallery Drop 062, Series Gallery Drop 063, Series Gallery Drop 064, Series Gallery Drop 065, Series Gallery Drop 066, Series Gallery Drop 067, Series Gallery Drop 068, Series Gallery Drop 069, Series Gallery Drop 070, Series Gallery Drop 071, Series Gallery Drop 072, Series Gallery Drop 073, Series Gallery Drop 074, Series Gallery Drop 075, Series Gallery Drop 076, Series Gallery Drop 077, Series Gallery Drop 078, Series Gallery Drop 079, Series Gallery Drop 080, Series Gallery Drop 082, Series Gallery Drop 083, Series Gallery Drop 086, Series Gallery Drop 089, Series Gallery Drop 093, Series Gallery Drop 094, Series Gallery Drop 095, Series Gallery Drop 096, Series Gallery Drop 097, Series Gallery Drop 098, Series Gallery Drop 100, Series Gallery Drop 102, Series Gallery Drop 104, Series Gallery Drop 107, Series Gallery Drop 108
(Title of each class of securities issued pursuant to Regulation A)

Item 9
Other Events
Liquidity Platform Update
In 2020, Otis Wealth, Inc. (the “Manager”), the manager of Otis Gallery LLC, a Delaware series limited liability company (the “Company”), launched an interface on the mobile app-based platform called Otis that enables investors to buy and sell their holdings (the “Liquidity Platform”). To improve the functioning of the Liquidity Platform, the Manager integrated with the registered alternative trading system (“ATS”) operated by North Capital Private Securities Corporation (“NCPS”), the Public Private Execution Network Alternative Trading System (the “PPEX ATS”).
On April 29, 2021, the Company entered into a PPEX ATS Company Agreement with NCPS, pursuant to which NCPS is providing access to the PPEX ATS for facilitation of secondary transactions on the Liquidity Platform, which enables investors to buy and sell their holdings via the PPEX ATS. Pursuant to the agreement, NCPS’ role is limited to providing access to the PPEX ATS to facilitate unregistered resale transactions of securities. NCPS is not providing any advice (including, without limitation, any business, investment, solicitation, legal, accounting, regulatory, tax or other advice) in connection with the engagement or its provision of services.
NCPS is a broker-dealer registered with the Securities and Exchange Commission (the “Commission”) and a member of the Financial Industry Regulatory Authority, Inc. (“FINRA”) and the Securities Investor Protection Corporation and operates the PPEX ATS, an electronic alternative trading system registered with the Commission and FINRA on Form ATS.
The PPEX ATS Company Agreement may be terminated by either party on 90 days’ prior written notice. NCPS may terminate or suspend access to the PPEX ATS or terminate the agreement immediately for breach, upon the occurrence of any event that could prevent NCPS from operating the PPEX ATS or if NCPS determines that the security or normal operation of the PPEX ATS has been compromised and cannot be promptly cured, and may also terminate or suspend access to the PPEX ATS if directed to do so by a governmental, judicial or regulatory authority or self-regulatory organization. Additionally, the Company agreed to binding arbitration.
NCPS, as operator of the PPEX ATS, receives (a) an initial subscription fee of $12,000 for the first two years, and (b) thereafter a subscription fee of $10,000 per year for an annual subscription or $6,000 per six months for a six-month subscription. Further, NCPS will be reimbursed for any out-of-pocket expenses incurred in connection with due diligence, including, without limitation, bad actor and background checks and reasonable counsel fees. The Manager will not be reimbursed for payment of any such subscription fees or expenses
In connection therewith, on April 29, 2021, the Company engaged Dalmore Group, LLC (the “Broker”) to execute secondary transactions on the PPEX ATS pursuant to a Secondary Market Transactions Engagement Letter. Pursuant to the agreement, the Broker’s role in the offering is limited to acting as agent on behalf of participants in the Liquidity Platform to review, approve and execute transactions on the PPEX ATS, and providing services related thereto. The Broker will not underwrite or purchase securities. The Company agreed to indemnify the Broker and each of its affiliates and their respective representatives and agents for any losses incurred in any proceeding arising out of their engagement or any matter referred to in the Secondary Market Transactions Engagement Letter, except to the extent caused by the gross negligence or willful misconduct of the indemnified party, and to reimburse any such person for legal and other expenses incurred in connection with any such proceeding. Additionally, the Company agreed to binding arbitration. The agreement may be terminated by either party on 30 days’ prior written notice.
As executing broker for the PPEX ATS, the Broker receives a commission of 2% of the gross proceeds (1% from the buyer and 1% from the seller involved in a transaction) from sales of interests on the Liquidity Platform. The Manager may elect to pay these fees on behalf of participants. For the avoidance of doubt, the Company is not responsible for these fees.
From April 29, 2021 through July 20, 2021, the Manager worked on integration of the PPEX ATS into the Liquidity Platform. On July 21, 2021, the Manager relaunched the Liquidity Platform with secondary purchases and sales occurring solely through the PPEX ATS and executed by the Broker.

Safe Harbor Statement
This Current Report on Form 1-U may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words “anticipates,” “believes,” “continue,” “could,” “estimates,” “expects,” “intends,” “may,” “might,” “plans,” “possible,” “potential,” “predicts,” “projects,” “seeks,” “should,” “will,” “would” and similar expressions and variations, or comparable terminology, or the negatives of any of the foregoing, may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in our offering circular, as such factors may be updated from time to time in our periodic filings and offering circular supplements filed with the Commission, which are accessible on the Commission’s website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the Commission. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

EXHIBITS
The following exhibits are filed herewith:
Exhibit No.	Description
6.1.3	PPEX ATS Company Agreement, dated April 29, 2021, between Otis Gallery LLC and North Capital Private Securities Corporation
6.1.4	Secondary Market Transactions Engagement Letter, dated April 29, 2021, between Otis Gallery LLC and Dalmore Group, LLC

SIGNATURES
Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 21, 2021	OTIS GALLERY LLC By: Otis Wealth, Inc., its managing member

/s/ Keith Marshall
Name: Keith Marshall
Title: General Counsel